                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Danielson Holding Corporation
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    236274106
                                ----------------
                                 (CUSIP Number)


                                 Alisa M. Singer
                        Equity Group Investments, L.L.C.
                      Two North Riverside Plaza, Suite 600
                             Chicago, Illinois 60606
                                 (312) 454-1800
               ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 August 12, 1999
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (b)(3) or (4), check the following box [__]


                                  (Page 1 of 9)
                         Exhibit Index Appears on Page 9


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
CUSIP No.     236274106                     13D                                                Page 2 of 9
----------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SZ Investments, L.L.C.      FEIN:  36-4150443
----------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [    ]
                                                                                             (b) [    ]
----------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY
----------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
             WC
----------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                          [___]
----------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------------------------------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER

  NUMBER OF                             2,000,000
   SHARES      -------------------------------------------------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY
    EACH                                        0
 REPORTING     -------------------------------------------------------------------------------------------
   PERSON                  9.       SOLE DISPOSITIVE POWER

                                        4,000,000 (1)
               -------------------------------------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                            0
----------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,000,000 (1)
----------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                  [__]
         CERTAIN SHARES
----------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.4% (1)(2)
----------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

             OO
----------------------------------------------------------------------------------------------------------
(1)      Includes 2,000,000 shares which SZ Investments, L.L.C. has the right to purchase under the warrant described in Item 3. herein, which warrant is exercisable within 60 days.

(2) Based upon 15,576,276 shares outstanding at May 10, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended
         March 31, 1999, with the addition of the Initial Shares subsequently issued to SZ Investments, L.L.C. on August 12, 1999, and assumes the issuance of an additional 2,000,000 shares upon exercise of the warrant of SZ Investments, L.L.C.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.10 per share (the "Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 767 Third Avenue, New York, NY 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a-c) and (f) This Statement is being filed by SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The sole shareholder of ZGP is Samuel Zell as trustee of the Samuel Zell Revocable Trust under trust agreement dated January 19, 1990, as amended (the "Zell Trust"). Additional information concerning SZI, ZGP and Mr. Zell is set forth in APPENDIX A hereto.

         The principal business of SZI and ZGP is general investments. The business address of each of SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e) Neither SZI nor, to the best knowledge of SZI, ZGP or any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On August 12, 1999 (the "Closing Date"), pursuant to the Stock Purchase and Sale Agreement described in Item 4. below, SZI acquired from the
Issuer: (i) 2,000,000 newly issued shares of Common Stock (the "Initial Shares") and (ii) a warrant to purchase an additional 2,000,000 shares of Common Stock (the "Warrant", and the shares covered by the Warrant together with the Initial Shares are sometimes referred to herein as the "Purchased Shares"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $9,000,000. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of SZI.

ITEM 4.  PURPOSE OF THE TRANSACTION.

        The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer and to provide funds with which the Issuer may from time to time fund business acquisitions. In connection with the transaction, an affiliate of SZI entered into an agreement with the Issuer to provide certain advisory services to the Issuer and certain of its subsidiaries in connection with such potential acquisitions.

        The Issuer entered into a Stock Purchase and Sale Agreement dated as of April 14, 1999 (the "Stock Purchase Agreement") with Samstock, L.L.C., a wholly-owned subsidiary of SZI ("Samstock"). The Stock Purchase Agreement was amended by Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement, dated May 7, 1999 by and among Samstock, the Issuer and SZI (the "Amendment") pursuant to which the rights and obligations of Samstock under the Purchase Agreement were assigned to and assumed by SZI. On the Closing Date, SZI acquired the Initial Shares and the Warrant pursuant to the Stock Purchase Agreement, as amended. The Stock Purchase Agreement provided that SZI's obligations thereunder were contingent upon, among other things, the filing by the Issuer of an amendment to its certificate of incorporation (i) increasing the number of authorized shares of Common Stock from 20 million to at least 55 million and (ii) eliminating the right

                               Page 3 of 9 Pages

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to cumulative voting in connection with the election of directors. On July
20, 1999, a charter amendment satisfying the Issuer's obligations under the Purchase Agreement and also eliminating the prohibition against the issuance of non-voting securities was approved at the Issuer's Annual Meeting of Stockholders and was filed with the State of Delaware. The Stock Purchase Agreement and the Amendment are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

        In connection with the acquisition of the Initial Shares and the Warrant, Samstock entered into an Investment Agreement with the Issuer and Martin J. Whitman, an individual stockholder of the Issuer (the "Stockholder"). Pursuant to an Assignment and Consent to Assignment of Investment Agreement dated May 7, 1999, Samstock also assigned to SZI its rights and obligations under the Investment Agreement. Under the Investment Agreement, the Issuer and the Stockholder agreed to cause the replacement of two members of the Issuer's Board of Directors with designees of SZI (as Samstock's assignee) and to appoint the two designees to a newly-formed acquisition committee of the Board. SZI will retain the right to designate two directors, reasonably acceptable to the Issuer, to the Issuer's Board and the acquisition committee for so long as it owns directly or indirectly at least 1,000,000 shares of the Issuer's voting securities. SZI selected as its Board designees Mr. Samuel Zell, President of SZI, and Mr. William C. Pate, an employee of an affiliate of SZI, and Messrs. Zell and Pate were elected to the Issuer's Board of Directors at the Issuer's Annual Meeting of Stockholders on July 20, 1999. Mr. Zell was also elected as the non-executive Chairman of the Issuer's Board of Directors at a meeting of the Board held immediately after the Annual Meeting of Stockholders. In addition, so long as the Stockholder and certain of his affiliated entities own directly or indirectly an aggregate of at least 500,000 shares of the Issuer's voting securities, SZI shall vote for the appointment of Stockholder and one individual designated by Stockholder and reasonably acceptable to SZI to the Issuer's Board of Directors.

        The Investment Agreement also contains certain registration rights with respect to Common Stock held, from time to time, by SZI. Upon the earlier of (i) the Issuer's Board approving an acquisition proposal recommended by the acquisition committee or (ii) the first anniversary of the Investment Agreement, SZI (or its designee) may make up to two requests that the Issuer file a shelf registration statement covering the resale of the Common Stock held from time to time by SZI, subject to certain limitations. In addition, SZI has piggyback registration rights in connection with a public offering of Common Stock by the Issuer solely for cash. The Investment Agreement and the Assignment and Consent to Assignment of Investment Agreement are attached hereto as Exhibits 3 and 4, respectively, and are incorporated herein by reference.

        Under the terms of the Warrant, SZI has the right, prior to 5:00 p.m. EST on August 12, 2003, to purchase up to 2,000,000 additional shares of Common Stock at an exercise price of $4.75 per share. The Warrant also provides for a cashless exercise by SZI. The number of shares, type of security, exercise price of the shares of Common Stock covered by the Warrant are subject to adjustment, in certain events, to prevent dilution. The exercise date is also subject to adjustment. In addition, the exercise price will be reduced according to formulas set forth in the Warrant if on the date of exercise the sum of all losses and expenses paid, and the reserves maintained by, the Issuer or its subsidiaries for settlement of asbestos-related claims since December 31, 1998 exceed by more than $5 million the applicable reserves established by the Issuer's subsidiaries as of December 31, 1998; provided, however, that the exercise price will not be reduced below the lower of $3.00 or the current market price of a share of Common Stock, calculated on a 20-day average of closing prices. The Warrant will not be subject to the foregoing exercise price adjustment if the Issuer maintains a policy of reinsurance limiting the amount of asbestos-related payments (less December 31, 1998 reserves) to $10 million. The Warrant is attached hereto as Exhibit 5 and is incorporated herein by reference.

        The summaries contained in this Scheduled 13D of certain provisions of each of the Stock Purchase Agreement, Amendment, Investment Agreement, Assignment and Consent to Assignment of

                               Page 4 of 9 Pages

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Investment Agreement and Warrant are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

        Like all holders of 5% or more of Issuer's Common Stock, SZI will be subject to restrictions contained in Issuer's Certificate of Incorporation, which limits stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer's Common Stock without the Issuer's consent. Subject to the restrictions contained in Issuer's Certificate of Incorporation, SZI intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of each of the Stock Purchase Agreement, as amended, and the Investment Agreement described above.

        Except as stated above, neither SZI nor, to the best knowledge of SZI, any of ZGP or the persons listed in APPENDIX A hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4. of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) To the best knowledge of SZI, there are 15,576,276 shares of Common Stock outstanding as of the date hereof.(1) Based upon the foregoing number, the 2,000,000 Initial Shares beneficially owned by SZI represent approximately 11.4% of the Common Stock issued and outstanding.(2) The additional 2,000,000 shares covered by the Warrant represent approximately 10.2% of the Common Stock issued and outstanding,(3) and the aggregate 4,000,000 Purchased Shares represent approximately 20.4% of the Common Stock issued and outstanding.(2)(3)

         SZI currently has the sole power to vote or to direct the vote of the Initial Shares acquired by it. SZI also has the power to dispose of or to direct the disposition of its Purchased Shares.

        Except as listed below, at the date hereof, neither SZI, nor to the best knowledge of SZI, any of ZGP or the persons listed in APPENDIX A hereto owns any shares of Common Stock other than the Purchased Shares owned by SZI, as described herein. Sheli Rosenberg and Donald Liebentritt own 2,000 and 5,000 shares of Common Stock, respectively. Ms. Rosenberg and Mr. Liebentritt have the sole power to vote and to dispose of their Common Stock.

         (c) During the last sixty days, the only transaction in the Common Stock effected by SZI, or to the best knowledge of SZI, any of ZGP or the persons listed in APPENDIX A hereto, was the transaction that occurred on August 12, 1999, as described herein.

         (d) No person other than SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by SZI.

         (e) Not applicable.


-------------------------

(1) As disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

(2) Based upon 15,576,276 shares of Common Stock outstanding with the addition of the Initial Shares issued on August 12, 1999.

(3) On a fully-diluted bases with respect only to the number of shares covered by the Warrant.

                                   Page 5 of 9 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the matters described herein, neither SZI nor, to the best knowledge of SZI, any of ZGP or the persons listed in APPENDIX A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1       - Stock Purchase and Sale Agreement
                              (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

            Exhibit 2       - Amendment No. 1, Assignment and Consent to
                              Assignment of Stock Purchase Agreement
                              (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

            Exhibit 3       - Investment Agreement (incorporated by
                              reference to Exhibit 10.3 of Danielson
                              Holding Corporation's Quarterly Report on
                              Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

            Exhibit 4       - Assignment and Consent to Assignment of
                              Investment Agreement (incorporated by
                              reference to Exhibit 10.4 of Danielson
                              Holding Corporation's Quarterly Report on
                              Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

            Exhibit 5       - Warrant (filed herewith)

                          Page 6 of 9 Pages

                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 236274106


         The following persons are executive officers of each of SZI and ZGP, holding the same offices for each such entity:

         Samuel Zell is President of the entities and is also chairman of Equity Group Investments, L.L.C. ("EGI").

         Rod Dammeyer is a Vice President of the entities and is also Managing Director-Corporate Investments of EGI.

         Sheli Z. Rosenberg is a Vice President of the entities and is also the President and Chief Executive Officer of EGI.

         Donald J. Liebentritt is a Vice President of the entities and is also the Chief Operating Officer and General Counsel of EGI.

The business address of each of the executive officers is Two North Riverside Plaza, Chicago, Illinois 60606, and each is a citizen of the United States of America.

                                     Page 7 of 9 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED: August 20, 1999


                                        SZ INVESTMENTS, L.L.C.

                                        By: /s/ Donald J. Liebentritt
                                            -------------------------
                                             Name: Donald J. Liebentritt
                                             Title: Vice President



                              Page 8 of 9 Pages

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                                  EXHIBIT INDEX


Exhibit Number            Description
--------------            -----------

1                         Stock Purchase and Sale Agreement (incorporated by
                          reference to Exhibit 10.1 of Danielson Holding
                          Corporation's Quarterly Report on Form 10-Q for the
                          quarter ended June 30, 1999, filed with the
                          Securities and Exchange Commission on August 13,
                          1999)

2                         Amendment No. 1, Assignment and Consent to Assignment
                          of Stock Purchase Agreement (incorporated by
                          reference to Exhibit 10.2 of Danielson Holding
                          Corporation's Quarterly Report on Form 10-Q for the
                          quarter ended June 30, 1999, filed with the
                          Securities and Exchange Commission on August 13,
                          1999)


3                         Investment Agreement (incorporated by reference to
                          Exhibit 10.3 of Danielson Holding Corporation's
                          Quarterly Report on Form 10-Q for the quarter ended
                          June 30, 1999, filed with the Securities and Exchange
                          Commission on August 13, 1999)

4                         Assignment and Consent to Assignment of Investment
                          Agreement (incorporated by reference to Exhibit 10.4 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)


5                         Warrant*

------------------------------------
*        Filed herewith.

                                       Page 9 of 9 Pages